SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Acquisition of Water Treatment Engineering Company (Monday, September 24, 2012)

September 24, 2012

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Acquisition of Water Treatment Engineering Company

- Strengthening Water Treatment Business in Japan and Asian Regions -

KUBOTA Corporation (Headquarters: Osaka, Japan; Chairman, President & CEO: Yasuo Masumoto, hereinafter “KUBOTA”) announces that it entered into an agreement today with TODA KOGYO CORP. (Headquarters: Hiroshima, Japan; President: Toshiyuki Toda, hereinafter “TODA”) and FUJIKASUI ENGINEERING CO., LTD. (Headquarters: Tokyo, Japan; President: Hirotsugu Imoto, hereinafter “FUJIKASUI”), under which KUBOTA will acquire all of the outstanding shares of a new company (hereinafter the “Company”) to which FUJIKASUI will transfer its ongoing business except for that relating to China.

1. Overview of the Transaction

KUBOTA will acquire all of the outstanding shares of the Company (hereinafter the “Transaction”) subject to necessary permits and approvals from applicable authorities in Japan and overseas, as well as other conditions. The Company will be newly established, and prior to the Transaction, FUJIKASUI will transfer its ongoing business by way of a company split, except for the businesses relating to China.

2. Rationale behind the Transaction

Since its establishment, KUBOTA has been engaged in the water-related business and been expanding such business to contribute to a safe water supply, reclamation of water resources, and improvement of water environment, with the mission to solve global water problems. Recently, KUBOTA has been developing a platform for its water treatment business in rapidly growing Asian regions to help improve water environments and contribute to the development of a sustainable recycling society.

FUJIKASUI has also long been involved in the environmental engineering business, including industrial wastewater treatment, in Japan and other Asian countries. Since, in 2003, FUJIKASUI became a member of TODA group, which has had the advantage of iron-oxide and other raw material technology, FUJIKASUI, aiming for “ideal collaboration between the material technology and the environmental engineering,” has been working to develop and strengthen its business platform in the environmental field by utilizing the material technology.

KUBOTA believes the Transaction will help expand its water treatment business in terms of both business area and geographic coverage. Domestically, KUBOTA’s business base will be strengthened by adding the Company’s technologies and know-how in industrial wastewater treatment to Kubota’s long accumulated experience and expertise in engineering, construction and maintenance in municipal water and sewage treatment business. In Asian countries, the combination of KUBOTA’s products, such as MBR (Membrane Bio-Reactor: Water treatment process by the combination of a membrane process with a bioreactor) and Johkasou (Sewage treatment tank), and the Company’s engineering footholds, will enable KUBOTA to accelerate its business expansion in the region. KUBOTA also believes the strengthened business platform will lead to a broader range of engineering sites for water treatment, which will then stimulate KUBOTA’s technological development in the course of meeting the variety of needs in such engineering sites.

KUBOTA will continue to pursue “ideal collaboration between the material technology and the environmental engineering” and will strive to develop cooperative ties with TODA.

3. Overview of FUJIKASUI

(1) Company Name	FUJIKASUI ENGINEERING CO., LTD.
(2) Representative	Hirotsugu Imoto President, Representative Director
(3) Establishment	December 13, 1957
(4) Business	Environmental engineering for industrial wastewater treatment and gas treatment (*)
(5) Stockholder	TODA KOGYO CORP. (100%)
(6) Share Capital	JPY 490 million
(7) Number of Employees	320 (consolidated basis)
(8) Offices / Subsidiaries	Domestic:	Tohoku, Nagano, Kanagawa, Nagoya, Osaka, Hiroshima, Yamaguchi, Kyusyu
	Abroad:	Taiwan, Malaysia, Philippines, Thailand, Vietnam, Indonesia, People’s Republic of China (*)

(*)	FUJIKASUI’s business relating to China will not be included in business operations transferred to the Company, and the Company will not succeed ownership stakes of FUJIKASUI’s Chinese operations.

4. Schedule

September 24, 2012	Signing of Definitive Agreement
November 30, 2012 (scheduled)	Stock Purchase (subject to necessary permits and approvals from applicable authorities in Japan and overseas, and other conditions)

5. Financial Outlook

No material impact is expected on KUBOTA’s consolidated financials for the fiscal year ending March 31, 2013 from this Transaction.

< Cautionary Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the company’s ability to continue to gain acceptance of its products.

End of Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 24, 2012	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department